UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  Not Applicable                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: April 30, 2021	By	IsI Santosh Haldankar
		Name:	Santosh Haldankar
		Title:	Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated April 29, 2021 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) regarding Appointment of Mr. Atanu Chakraborty as Part Time Chairperson and Additional Independent Director of HDFC Bank Limited (‘the Bank’).

Exhibit I

April 29, 2021

New York Stock Exchange

11, Wall Street,

New York,

NY 10005, USA

Sub: Appointment of Mr. Atanu Chakraborty as Part Time Chairperson and Additional Independent Director of HDFC Bank Limited (‘the Bank’)

Dear Sir,

We wish to inform you that the Board of Directors of the Bank, at its meeting held today, has approved the appointment of Mr. Atanu Chakraborty (DIN: 01469375) as Part Time Chairperson and Additional Independent Director on the Board of the Bank, subject to approval of the shareholders of the Bank at the ensuing Annual General Meeting, for a period of three (3) years, with effect from May 5, 2021, as approved by the Reserve Bank of India vide its communication dated April 22, 2021.

The profile of Mr. Atanu Chakraborty is provided in Annexure attached to this intimation. He is not debarred from holding office of director by virtue of any SEBI order or any such other authority. He is not related to any director of the Bank.

Kindly take the above submission on your record.

Yours truly,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President – Legal & Company Secretary

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai – 400 013

Annexure

Sr. No.	Particulars	Particulars

1.	Brief profile

Mr. Atanu Chakraborty served the Government of India, for a period of thirty five (35) years, as a member of Indian Administrative Service (IAS) in Gujarat cadre. He has mainly worked in areas of Finance & Economic Policy, Infrastructure, Petroleum & Natural Gas. In the Union Government, he held various posts such as Secretary to Government of India in the Ministry of Finance (Dept of Economic Affairs) during 2019-20. As Secretary (DEA), he co-ordinated economic policy making for all ministries/departments and managed entire process of formulation of Budget making for Union of India, including its passage in Parliament. He was responsible for fiscal management policies, policies for public debt management and development & management of financial markets. Mr. Chakraborty also handled financial stability and currency, domestic & foreign related issues as well. He managed flow of funds with multilateral and bilateral financial institutions and had multiple interfaces with them. He also headed a multi-disciplinary task force that produced the National Infrastructure Pipeline (NIP). He has also served as Secretary to the Union Government for Disinvestment (DIPAM) wherein he was responsible for both policy as well as execution of the process of disinvestment of Government of India’s stake in state owned enterprises.

During the period 2002-07, Mr. Chakraborty served as Director and subsequently as Joint Secretary, Ministry of Finance (Department of Expenditure). During this period, he appraised projects in the Infrastructure sector as well as looked after subsidies of Government of India. He had also updated and modernized the Government’s Financial & Procurement rules. Mr. Chakraborty has also discharged varied roles in the Gujarat State Government including heading the Finance Department as its Secretary. He had been responsible for piloting the private sector investment legislation in the State. In the State Govt, he has worked on the ground in both public governance and development areas.

Mr. Chakraborty has also served on the Board of World Bank as alternate Governor as well as on the Central Board of Directors of the Reserve Bank of India. He was also the Chairman of National Infrastructure Investment Fund (NIIF) as also on the Board of many listed companies. Mr. Chakraborty was also the CEO/MD of the GSPC group of companies as well as Gujarat State Fertilizers and Chemicals Ltd. Mr. Chakraborty had published articles in reputed journals in the areas of public finance, risk sharing in Infrastructure projects and gas infrastructure. Mr. Chakraborty graduated as a Bachelor in Engineering (Electronics & Communication) from NIT Kurukshetra. He holds a Diploma in Business Finance (ICFAI, Hyderabad) and a Master’s degree in Business Administration from the University of Hull, UK.

2.	Reason for change	Cessation of tenure of previous incumbent

3.	Date of appointment & term of appointment	For a period of three (3) years with effect from May 5, 2021

4.	Any relationship with other directors on the Board of the Bank	None